Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                  May 21, 2019



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8015
                         FT Income Portfolio, Series 3
                                 (the "Trust")
                      CIK No. 1766165 File No. 333-230915
--------------------------------------------------------------------------------

Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risks
-----

      1. PLEASE MORE SPECIFICALLY DESCRIBE THE RISK ASSOCIATED WITH THE TRUST'S INVESTMENTS, IN PARTICULAR PLEASE DISCLOSE WHETHER THE TRUST INVESTS DIRECTLY IN OR WHETHER ANY OF THE UNDERLYING FUNDS MAY INVEST IN FLOATING OR VARIABLE RATE LOANS THAT REFERENCE LIBOR. PLEASE ALSO DISCLOSE THAT THE POTENTIAL CESSATION OF LIBOR MAY AFFECT THE VALUE AND LIQUIDITY OF SUCH INVESTMENTS, ESPECIALLY THOSE THAT DO NOT INCLUDE FALLBACK PROVISIONS.

      Response: The "LIBOR Risk" in the "Risk Factors" section of the prospectus will be updated with the following:

            LIBOR RISK. Certain of the Funds held by the Trust invest in floating-rate securities that pay interest based on LIBOR. In 2012, regulators in the United States and the United Kingdom alleged that certain banks, including some banks serving on the panel for U.S. dollar LIBOR, engaged in manipulative acts in connection with their submissions to the British Bankers Association. Manipulation of the LIBOR rate-setting process would raise the risk to a Fund of being adversely impacted if a Fund received a payment based upon LIBOR and such manipulation of LIBOR resulted in lower resets than would have occurred had there been no manipulation.

            In 2017, the head of the United Kingdom's Financial Conduct Authority announced a desire to phase out the use of LIBOR by the end of 2021. While some instruments tied to LIBOR may include a replacement rate in the event LIBOR is discontinued, not all instruments have such fallback provisions and the effectiveness of such replacement rates remains uncertain. The potential cessation of LIBOR could affect the value and liquidity of investments tied to LIBOR, especially those that do not include fallback provisions. Due to the uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, the potential effect of a transition away from LIBOR on a Fund or the financial instruments in which the Fund invests cannot yet be determined.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon